SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LINKTONE LTD
(Name of Subject Company (Issuer))
PT MEDIA NUSANTARA CITRA TBK
(Names of Filing Persons (Offerors))
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 10 ORDINARY SHARES,
PAR VALUE US$0.0001 PER SHARE
(Title of Class of Securities)
535925101
(CUSIP Number of Class of Securities)
ALI CHENDRA
MENARA KEBON SIRIH 28TH FLOOR
JL. RAYA KEBON SIRIH NO. 17-19
JAKARTA PUSAT
INDONESIA
(62-21) 390-9211
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)
COPIES TO:
JAKE REDWAY
LATHAM & WATKINS
9 RAFFLES PLACE #42-02
SINGAPORE 048619
(65) 6536-1161

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

# MNC (JSX: MNCN) Linktone (Nasdaq: LTON)

## Proposed Investment & Tender Offer by PT Media Nusantara Citra Tbk

November 30, 2007

# Notice to Investors

This presentation is neither an offer to purchase nor a solicitation of an offer to sell securities by any person. The offer for the outstanding shares of Linktone described in this presentation has not commenced. Any offers to purchase or solicitations of offers to sell will be required to be made pursuant to offer documents filed with the U.S. Securities and Exchange Commission (the "SEC") in accordance with U.S. securities laws.

The offer documents required under U.S. laws, including Linktone's recommendation statement, will contain important information, and shareholders and potential investors are urged to read them carefully when they become available before making any decision with respect to any offer. Those materials will be made available to all shareholders of Linktone at no expense to them on the SEC's website (http://www.sec.gov).

# Forward-Looking Statements

Statements in this presentation that are not reported financial results or other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. They include, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future results, business model, financial targets, capital spending and tax rates. These forward-looking statements are not guarantees of future performance. They are based on management's expectations and involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The risks and uncertainties relating to the forward-looking statements in this presentation include those described under the captions "Risk Factors" and "Forward-Looking Statements" in Linktone's Form F-1 filed on March 3, 2004 and in Linktone's other filings with the Securities and Exchange Commission.

Hary Tanoesoedibjo
CEO, PT Media Nusantara Citra Tbk

Colin Sung
CFO, Linktone Ltd.

# Transaction Overview

- Linktone Ltd. ("Linktone" or the "Company") has signed a definitive acquisition agreement with PT Media Nusantara Citra Tbk ("MNC"), which hereby states that:
  - MNC will effect a public tender offer for 6.0MM ADSs, representing 60.0MM ordinary shares, or approximately 25% of LTON's total shares outstanding, at a purchase price of US$3.80 per ADS (or US$0.38 per ordinary share)
  - Upon closing of the tender offer, MNC will subscribe for between 180.0MM and 252.0MM ordinary shares, representing 18.0MM to 25.2MM ADSs, or approximately 43% to 51% of the total shares outstanding, at the close of the subscription and tender offer, at a price of US$0.38 per ordinary share (or US$3.80 per ADS)
  - Following the tender offer and subscription, MNC will own at least 51% of Linktone's total shares outstanding
  - On a pro forma basis, the transaction will increase LTON's cash balance to a minimum of US$115 million or US$2.73 per ADS
- MNC will finance the transaction using MNC's existing cash
- Transaction conditional upon approvals by LTON shareholders for the change of control of the Company, as well as governmental & regulatory clearances and other relevant matters
- Launch of tender offer and closing of the transaction in 1Q 2008

# Strategic Rationale for the Deal

- **China is a highly attractive market for MNC**
  - With US$14.7 bn[1] in ad spending and growing at over 15% per year, China is one of the world's largest and fastest growing advertising markets
  - Indonesia, a US$3.6 bn[1] market, is similar to China in terms of advertising fragmentation, development and growth
- **MNC's expertise can be readily applied in China**
  - MNC has strong localized international content and advertising relationships
  - Extensive operations experience and successful track record in home market
- **LTON = attractive value proposition**
  - Build on its WVAS and media businesses in emerging Asian markets
- **Strong management team already in place**
  - Additional financing needed to properly execute on existing business plan
  - Strategic capital and commitment are key differentiating factors

**Gross Ad spending (CAGR 2006–2009F)[1]**



(%)
20
15
10
5
0
15.6
12.7
12.7
11.2
4.5
3.3
2.7
1.8
0.4
China
Philippines
Indonesia
India
Malaysia
Singapore
Hong Kong
Thailand
Korea

**2006 gross TV Ad spending as % of Total Ad spending[1]**



(%)
80
60
40
20
0
76.7
64.4
53.7
43.6
41.3
39.4
38.0
33.5
33.2
Philippines
Indonesia
Thailand
India
China
Singapore
Hong Kong
Korea
Malaysia

Note:
1 Source: Zenith Optimedia, October 2007

# Building an Integrated and Diversified Media Company

- **MNC is committed to transforming Linktone into a leading, diversified regional media company across 3 key dimensions:**

**Transform into regional content and WVAS leader**

- ✓ Leverage MNC's VAS business in Indonesia to complement the Company's WVAS business in China
- ✓ Expand Linktone's reach regionally by making strategic investments or acquisitions in target regional markets in Asia
- ✓ Use the combined infrastructure of both entities in China and Indonesia to ensure a best-of-breed and cost-effective end product

**Leverage MNC's ad-driven success**

- ✓ Extend Linktone's and QTV's Ad reach in China
- ✓ Leverage MNC's existing relationships with international advertising agencies to expand coverage and drive Ad spend in China
- ✓ MNC's expertise in building and operating in-house production
- ✓ Bundle media offerings to more effectively leverage Linktone's QTV, Internet and Mobile platforms as an advertising value proposition

**Improve Linktone's content value**

- ✓ Invest and acquire "killer content" to drive viewership and usage
- ✓ Leverage MNC's international content relationships into the Chinese market to gain preferred relationships or establish joint productions
- ✓ MNC's expertise in building and operating in-house production

Note:
1 Source: MNC

# LINKTONE OVERVIEW

MNC

linktone

# Linktone – At A Glance

- **Linktone is a leading wireless entertainment provider in China**
  - Founded in November 1999 in Shanghai, China
  - IPO in March 2004 on NASDAQ (ticker: LTON)
  - Approximately 500 employees in 25 provinces across China
- **Pan China distribution network and carrier relationships**
  - Relationships with China Mobile, Unicom, Telecom and Netcom
  - Network of local sales offices with over 100 sales representatives
- **Broad range of wireless 2G and 2.5G entertainment**
  - SMS, MMS and WAP-based products and services, such as ringtone icon and screen saver downloads, games and interactive messaging
  - Well positioned for 3G wireless entertainment opportunities
- **Emerging Cross Media Platform through QTV**
  - Control exclusive advertising rights and non-news content on Q Channel, a satellite TV channel that reaches 24 provinces in China with 276 million viewers
  - Provides access to rapidly growing TV advertising market as well as cross platform opportunities with wireless

# Linktone's Drivers of Growth – Distribution Network

- **Linktone has built the strongest distribution network for wireless services in the industry**
  - Pan-China with central and provincial operators - on-deck, off-deck
  - Deep network of media partnerships and channels


Beijing
New Service Team
Shanghai
Headquarters

**Local on-the-ground presence of over 100 sales representatives**

★ **Provincial Operator office**

# Linktone is China's Wireless Value Added Services Leader

- **Experienced in interactive programming and product design**
- **Proven experience in establishing and maintaining partnerships with leading content providers and media partners**
- **Powerful product development and technology capabilities**


SMS
RINGBACK
IVR
MMS
WAP
JAVA/BREW
VIDEO
FLASH
2G
Audio
2.5G
3G

linktone

# Emerging Media Platform – Advertising Sales

## QTV Overview

- Q Channel is powered by Qinghai TV ("QTV") station and supported by the China Youth League ("CYL")
- In Oct 2006, Linktone entered into a contract with CYL, through which it acquired the exclusive rights for 7 years to sell advertising and provide most of the content for QTV
- As of May 2007, QTV had successfully landed in 24 provinces in China and achieved 276 million viewers
- In 1H07, QTV's Q Channel ranked no. 1 in ratings among satellite TV stations in China's northwest and northern provinces
- Ratings were on par with Asian Union New Media's Travel TV and Xinhua Finance Media's NMTV
- Significant investments will be required to increase coverage and develop or acquire content for QTV

## QTV Coverage & Advertisers



linktone

MNC

# MNC OVERVIEW



linktone

# MNC – At A Glance

- **MNC is the largest and only integrated media company in Indonesia, operating in content production & distribution across the media chain**
- **Subsidiaries include:**
  - RCTI is the #1 TV station in Indonesia with 18.6% audience share
  - TPI is the fifth largest TV station in Indonesia with 11.4% audience share
  - Global TV is positioned for young adults within the upper population segment
  - Major presence in print media and radio in Indonesia
- **Controls 35% of Audience Share and 34% of AdEx in Indonesia**
- **Synergies with MNC's parent company, Global Mediacom, which operates in telecommunications and subscriber-based media**
- **MNC has the largest content library in Indonesia**
  - Over 63,000 hours of video-related content, increasing by 10,000 hours per year
  - Produces and owns more than 50% of its programming
- **Publicly listed on Jakarta Stock Exchange in June 2007**
- **Current market cap of US$1.3 billion[1]**

Note:
1 Source: Bloomberg, quoted as of 28 November 2007

# MNC Corporate Structure


MNC
Media Nusantara Citra
100%
MNC International Middle East
Broadcasting media
Print media
Radio
RCTI (100%)
Global TV (100%)
TPI (75%[1])
MNI (100%)
MNI Global (100%)
MNC Networks (95%)
RCTI
GlobalTV
TPI
SEPUTAR INDONESIA
genie
MNC NETWORKS
TRIJAYA NETWORK
Mom & Kiddie
RADIO DANGDUT TPI
Realita
ARH
WOMEN RADIO
24–hour program channels
MNC ENTERTAINMENT
MNC NEWS
MNC MUSIC
MNC
Online media
okezone.com

Note:
1 Currently in negotiations to acquire remaining 25%

linktone

# MNC is Indonesia's Leading Local Content Developer


Free-to-air TV (analog/digital)
DTH satellite pay-TV
Print media
Acquisition of content
Production of content
Licensing of content
MNC
Terrestrial digital pay-TV
Radio network (analog / digital)
Distribution
Distribution
Content library
Owns and manages 63,000 hours¹ of video related content
Approximately 60% non–news and 40% news content
Versatility in usage
MNC-branded channels, mobile content and VAS
IPTV / Web portal
Mobile (digital multimedia broadcast)
RCTI
TPI
GlobalTV

Note:
1 Source: MNC

# MNC Financial Highlights

| (In US$ millions) | 2004 | 2005 | 2006 | 9M2006 | 9M2007 |
|---|---|---|---|---|---|
| **Revenues** | 141 | 144 | 232 | 162 | 242 |
| *% YoY growth* | - | *2%* | *62%* | - | *49%* |
| **EBITDA** | 38 | 36 | 70 | 50 | 76 |
| *% margin* | *27%* | *25%* | *30%* | *31%* | *31%* |
| **EBIT** | 32 | 29 | 61 | 43 | 67 |
| *% margin* | *23%* | *20%* | *26%* | *27%* | *28%* |
| **Net Income** | 14 | 11 | 32 | 24 | 36 |
| *% margin* | *10%* | *8%* | *14%* | *15%* | *15%* |

**Ad revenue = 90.1% of Total**

**Non- Ad revenue = 9.9% of Total**

Source: MNC, Bloomberg
Note: Financials have been converted from Rupiah to US Dollars based on average exchange rates during the specified time periods

linktone

# BUSINESS STRATEGY

# Linktone's Current Drivers of Growth

Indefinite Content → linktone → Indefinite Channels

**Core Value of Service Providers ("SP")**

| | | | |
|---|---|---|---|
| 1 | Creative Production<br>Key indicators<br>ARPU & "Stickiness" | + | 2 |

| | |
|---|---|
| 1 Creative Production — Key indicators: ARPU & "Stickiness" | 2 Integrated Marketing — Key indicators: Number of users |

- **How does this translate into growth for Linktone?**
  - ***Distribution Network:*** **Building the strongest channels for distribution of services and applications** → MNC
  - ***Next Generation Services*****: Content, content, content!** → MNC
  - ***Interactive Media Leadership*****: Capitalize on interactive television, radio and print media** → MNC

# MNC Complements Linktone's Existing Growth Strategy

- **Linktone's strategy is to grow through product diversification and media advertising opportunities outside of WVAS**
- **MNC aims to extend its leading position as an integrated media company through international expansion**

**How will Linktone get here?**



Non-WVAS
WVAS new services
WVAS
Linktone is here

**3 Key Steps to Growth**

**Create opportunities with MNC outside WVAS:**

- ✓ *E/M Commerce & Enterprise Marketing*

**Leverage MNC's integrated media platform:**

- ✓ *Media content and programming*
- ✓ *Integrated advertising*
- ✓ *Localized content production*

**Sustain stable growth in core WVAS:**

- ✓ *SMS stabilizing, continued growth in MMS, IVR, color ringback*
- ✓ *WAP – untapped growth*
- ✓ *Position for 3G opportunity*

# Expanding Linktone's Media Advertising Model

## Wireless Entertainment Revenue | Advertising Revenue



Handset / Sim Card
Carriers recourse
Internet Channels
Wireless Service Provider
Media Partnership
linktone
MNC
Media Purchase
Exclusive & Strategic (WVAS & Ad)
Nationwide Satelite Television Stations
Provisional Television Stations
Local TV
Content / Distribution / Ad Agency
Radio Distribution
Mobile / Wireless
Print Media / E-Magazine
DM
Internet

**linktone Revenue Model:**

1. Accelerate growth in WVAS revenue
2. Introduce new WVAS services
3. TV/Music/Print revenue distribution
4. Introduce non-WVAS services
5. "Soft" and "Hard" Ad revenue

# MNC's Value Proposition for Linktone's Advertising Platform (QTV)

- ✓ Expand audience and ad sales coverage
- ✓ Refine target audience positioning
- ✓ Improve program quality
- ✓ Develop in-house production capabilities
- ✓ Introduce localized international content format and access to international content distribution
- ✓ Improve advertising and introduce advertising bundling and access to multi-national advertising and media-buying companies

# Anticipated Benefits and Synergies

- **Linktone's and MNC's market leadership can be strengthened by integrating their platforms to accelerate customer growth and by realizing potential operational and financial synergies:**
  - Development of vertically-integrated media operations in China to enhance economics across the value chain
  - Leverage MNC's relationships with world-wide content producers and distributors to ramp-up inventory and increase internal content production
  - WVAS revenue synergies driven by regional cross-selling opportunities – MNC has existing WVAS business and parent Company, Global Mediacom, controls a mobile carrier in Indonesia
  - Focused audience segmentation to improve QTV's ratings and Ad sales
  - Cost synergies through improved program procurement strategies and access to MNC's broadcasting operational expertise

# THANK YOU

**Contact MNC:**

David F. Audy
Investor Relations
David.audy@mncgroup.com
+6221 390 0310 x2803

**Contact Linktone:**

Edward Liu
Investor Relations
Edward.liu@linktone.com
+86 21 63611583